[redacted]

5-82176

07051126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 8)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

United Grain Growers Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Saskatchewan Wheat Pool Inc.
(Name of Person(s) Furnishing Form)

Limited Voting Common Shares
Series A Convertible Preferred Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Thomas W. Kirk
Corporate Secretary
Agricore United
CanWest Global Place
201 Portage Avenue
Winnipeg, Manitoba R3C 3A7
Phone: (204) 944-5411
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 24, 2006
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Not Applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) of the Securities Act of 1933, as amended, is included in the document filed as Exhibit 1 to this Form.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Reports or Information Made Publicly Available in Connection with the Transaction but Not Disseminated to Security Holders

The following document is attached as an exhibit to this Form:

Exhibit No.	Description
1	Press release dated April 13, 2007.

(2) Documents Incorporated by Reference into the Home Jurisdiction Documents

Not Applicable.

(3) Power of Attorney

Not Applicable.

PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed with the Securities and Exchange Commission (the "SEC"). Saskatchewan Wheat Pool Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SASKATCHEWAN WHEAT POOL INC.

Date: April 13, 2007

By: /s/ RAY DEAN
Name: Ray Dean
Title: General Counsel and Corporate Secretary

POOL

Saskatchewan Wheat Pool Inc.

For Immediate Release
Date: April 13, 2007
Regina, Saskatchewan
Listed: SWP: TSX

Pool Confirms Superior Offer for Agricore

Saskatchewan Wheat Pool Inc. (the "Pool") confirmed today that it is prepared to increase its offer for all of the outstanding limited voting common shares of Agricore United ("Agricore") if Agricore terminates its acquisition agreement (the "JRI Agreement") dated February 21, 2007 with James Richardson International Limited ("JRI").

The Pool is prepared to increase its common share offer to, at the election of each holder of Agricore common shares (a) Cdn$20.00 in cash per common share, or (b) 2.2076 Pool shares for each Agricore common share or (c) any combination thereof, subject in each case to pro ration.

Assuming full pro ration, each Agricore common shareholder will be entitled to receive Cdn$14.00 in cash and 0.6623 common shares of the Pool for each share tendered, subject to adjustment for fractional shares. The maximum amount of cash payable by the Pool pursuant to the new offer is $842.6 million and the maximum number of common shares of the Pool to be issued is 39.9 million.

Agricore's board of directors has announced that it has determined the Pool's offer to be a "superior proposal" under the JRI Agreement and that it has provided notice of such determination to JRI. JRI has five business days to match the Pool's offer. If JRI does not match the Pool's offer, Agricore will be entitled to terminate the JRI Agreement and enter into an acquisition agreement with the Pool. To accommodate this, the Pool has given Agricore until noon on April 23, 2007 to enter into an acquisition agreement with the Pool.

"We are extremely pleased that we have reached this stage in the process with Agricore. We put our very best proposal in front of Agricore's Board," said President and Chief Executive Officer, Mayo Schmidt. "We have agreed to substantially increase the cash component and maintain a healthy share component as well. Investors, who want to participate in the momentum within the agricultural sector, share in approximately $80 million of synergies and benefit from the potential growth opportunities of the new company will be able to do so through our offer. At the same time, those who are interested in cash will be able to elect that option. We believe this offer is extremely responsive to the varying interests of the market."

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers.

The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP and its existing subscription receipts are traded under the symbol SWP.R. The Pool's new Class II subscription receipts will trade under the symbol SWP.N when listed.

For U.S. Shareholders

The exchange offers are being made for securities of United Grain Growers Limited (also known as Agricore United), a Canadian company, that are listed on the Toronto Stock Exchange. The exchange offers will be subject to disclosure requirements of Canada, which are different from those of the United States. It may be difficult for U.S. shareholders to enforce their rights and any claim they may have arising under the federal securities laws, since the Pool and the majority of its officers and directors reside in Canada. U.S. shareholders may not be able to take action against a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless an exemption from such registration is available.

Forward Looking Information

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

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Shareholder Contact:
Kingsdale Shareholder Services Inc.
Toll-free at 1-866-301-3454

Media Contact:
Susan Cline
Saskatchewan Wheat Pool Inc.
(306) 569-6948
http://www.swp.com/investor.html

END